

June 30, 2023

Joseph Richard Moran
Chief Executive Officer
Blue Chip Capital Group Inc.
269 South Beverly Drive – Suite 373
Beverly Hills, CA 90212

> **Re: Blue Chip Capital Group Inc.**
> **Amendment No. 7 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 15, 2023**
> **CIK No. 0001932213**

Dear Joseph Richard Moran:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 7 to Draft Registration Statement on Form S-1

Business
The Company's Raisewise Subsidiaries and Material Terms of Contracts, page 22

1. Please revise to reconcile your disclosure regarding the company's percentage ownership interests in Raisewise Sweden and Raisewise Morocco, respectively, on pages 22 and Exhibit 21.1. For example, your disclosure on page 22 indicates that Raisewise Morocco is a 100% owned subsidiary of the company, while Exhibit 21.1 indicates that the company owns 80% of Raisewise Morocco. Additionally, your disclosure on page 22 states that Raisewise Sweden is a 80% owned subsidiary of the company, while Exhibit 21.1 indicates that the company owns 100% of Raisewise Sweden. Please revise to

reconcile your disclosure or advise.

You may contact David Irving at (202) 551-3321 or Bonnie Baynes at (202) 551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance